February 1, 2010
VIA FAX AND EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Aspen Insurance Holdings Limited Form 10-K for the Fiscal Year ended December 31, 2008 Form 10-Q for the quarterly period ended June 30, 2009 (File No. 001-31909)
Dear Mr. Rosenberg:
Further to your letter of December 23, 2009, we have set out below our responses to the questions raised, proposed disclosures and where necessary provided additional analysis. This letter follows our prior letter from Michael Cain, Aspen’s Group General Counsel, dated December 24, 2009 where we requested an extension to the timetable for our response due to the holidays.
For your convenience, we set forth in this letter (the “Response Letter”) each comment from your letter in bold typeface and include the Company’s response below each such comment.
Item 7. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations
Critical Accounting Policies
Reserving approach, page 98, IBNR claims, page 99, Actuarial range of gross reserves, page 100 and Uncertainties, page 100
1.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why you have adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to the comments listed below. Please revise your disclosure to include the following information and also consider providing any additional information to achieve this objective.
a.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense. In your disclosure, include a description of the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well. In addition, to the extent your interim procedures for determining the reserve for loss and loss adjustment expense differs from the annual procedures, describe the differences.
b.	As it appears you utilize actuaries in estimating the liability for unpaid claims and claims adjustment and may make adjustments to the actuarial estimates, provide the following information:
1) Describe the method used by management to determine the adjustment and the extent to which you rely on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
2) When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.
a. In response to the Staff’s specific comments above we intend to supplement our existing disclosures in our forthcoming Annual Report on Form 10-K for the year ended December 31, 2009 in the appropriate place within the “Critical Accounting Policies – Reserves” section of the MD&A, as follows:
“The need for IBNR reserves arises from time lags between when a loss occurs and when it is actually reported and settled. By definition, we do not have specific information on IBNR claims so they need to be estimated by actuarial methodologies. IBNR reserves are therefore generally calculated at an aggregate level and cannot generally be identified as reserves for a particular loss or contract. We calculate IBNR reserves by line of business and by accident year within that line. Where appropriate, analyses may be conducted on sub-sets of a line of business. IBNR reserves are calculated by projecting our ultimate losses on each line of business and subtracting paid losses and case reserves.”
We also propose to add the following narrative to our forthcoming Form 10-K for the year ended December 31, 2009 in response to the Staff’s specific comments:
“The main projection methodologies that are used by our actuaries are:
•	Initial expected loss ratio method (“IELR”): This method calculates an estimate of ultimate losses by applying an estimated loss ratio to an estimate of ultimate earned premium for each accident year. The estimated loss ratio is based on pricing information and industry data and is independent of the current claims experience to date.

•	Bornhuetter-Ferguson method (“BF”): The BF method uses as a starting point an assumed IELR and blends in the loss ratio, which is implied by the claims experience to date using benchmark loss development patterns on paid claims data (“Paid BF”) or reported claims data (“Reported BF”). Although the method tends to provide less volatile indications at early stages of development and reflects changes in the external environment, it can be slow to react to emerging loss development and can, if the IELR proves to be inaccurate, produce loss estimates which take longer to converge with the final settlement value of loss.
•	Loss development (“Chain Ladder”): This method uses actual loss data and the historical development profiles on older accident years to project more recent, less developed years to their ultimate position.
•	Exposure-based method: This method is used for specific large typically catastrophic events such as a major hurricane. All exposure is identified and we work with known market information and information from our cedents to determine a percentage of the exposure to be taken as the ultimate loss.
While our actuaries calculate the IELR, BF and Chain Ladder methods for each line of business and each accident year, they provide a range of ultimates within which management’s best estimate is most likely to fall. This range will usually reflect a blend of the various methodologies. In general terms, the IELR method is most appropriate for lines of business and/or accident years where the actual paid or reported loss experience is not yet mature enough to modify our initial expectations of the ultimate loss ratios. Typical examples would be recent accident years for lines of business in the casualty reinsurance segment. The BF method is generally appropriate where there are few reported claims and a relatively less stable pattern of reported losses. Typical examples would be our treaty risk excess line of business in our property reinsurance segment and marine hull line of business in our international insurance segment. The Chain Ladder method is appropriate when there are relatively stable patterns of loss emergence and a relatively large number of reported claims. Typical examples are the U.K. commercial property and U.K. commercial liability lines of business in the international insurance segment.
There are no differences between our year-end and our quarterly internal reserving procedures.”
b. In response to the Staff’s comment above, we propose to add the following narrative to our Form 10-K for the year ended December 31, 2009:
“Management has not made any adjustments to actuarial estimates. Actuarial projection methodologies involve significant subjective judgments reflecting many factors such as changes in legislative conditions, changes in judicial interpretation of legal liability policy coverages and inflation. Our actuaries collaborate with underwriting, claims, legal and finance in identifying factors which are incorporated in their range of ultimates in which management’s best estimate is most likely to fall. While management can select its best estimate outside the range provided by the actuaries, management has not made any adjustment to the estimates provided by the actuaries. Management, through its Reserve Committee, then reviews the range of estimates and other evidence and selects its best estimate of reserves for each line of business and accident year. This provides the basis for the recommendation made by management to the Audit Committee and Board of Directors regarding the reserve amounts to be recorded in the Company’s financial statements. The Reserve Committee is a management committee consisting of the Chief Risk Officer, the Group Chief Actuary, the Chief Financial Officer and senior members of our Underwriting and Claims staff.”
2.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity by each line of business. Explain why management believes the scenarios quantified are reasonably likely.
In our current disclosure we provide the lower and upper end of the actuarial range of gross reserves along with management’s best estimate by segment.
As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2008, the actuarial ranges are not intended to include the minimum or maximum amount that the claims may ultimately settle at, but are designed to provide management with ranges from which it is reasonable to select a single best estimate for inclusion in our financial statements.
In respect of the sensitivity analysis we have provided below the range of distribution from our stochastic modelling which provides a probabilistic approach to the analysis of reserves. We believe that our proposed disclosure more accurately addresses the Staff’s comments as it provides a distribution against which selected reserves can be assessed for which we show the probability of various outcomes relative to the actuarial mean estimate.
The amounts shown for the lower and upper ends of the actuarial range are different from the sums of the corresponding amounts for the four segments. The difference, which we show in the tables as ‘potential variation’, takes into account the fact that at the higher end of the actuarial range we do not expect all segments to deteriorate at the same time (hence the variation credit) and, conversely, at the lower end of the actuarial range not all segments will improve simultaneously (hence the debit).
We propose supplementing our current disclosure taking into account the above in response to the Staff’s comment with the following discussion of key reserving assumptions and related sensitivity analysis to be included in our forthcoming Form 10-K for the year ended December 31, 2009:
“Loss Reserving Sensitivity Analysis: The most significant key assumptions identified in the reserving process are that (1) the historic loss development and trend experience is assumed to be indicative of future loss development and trends, (2) the information developed from internal and independent external sources can be used to develop meaningful estimates of the initial expected ultimate loss ratios, and (3) no significant losses or types of losses will emerge that are not represented in either the initial expected loss ratios or the historical development patterns.
The selected best estimate of reserves is typically in excess of the mean of the actuarial reserve estimates. The Company believes that there is potentially significant risk in estimating loss reserves for long-tail lines of business and for immature accident years that may not be adequately captured through traditional actuarial projection methodologies. As discussed above, these methodologies usually rely heavily on projections of prior year trends into the future. In selecting its best estimate of future liabilities, the Company considers both the results of actuarial point estimates of loss reserves as well as the potential variability of these estimates as captured by a reasonable range of actuarial reserve estimates. In determining the appropriate best estimate, the Company reviews (i) the position of overall reserves within the actuarial reserve range, (ii) the result of bottom up analysis by accident year reflecting the impact of parameter uncertainty in actuarial calculations, and (iii) specific qualitative information on events that may have an effect on future claims but which may not have been adequately reflected in actuarial mid-point estimates, such as the potential for outstanding litigation or claims practices of cedants to have an adverse impact.
In order to show the potential variability in the Company’s estimate of loss reserves, the internal actuaries use stochastic modelling techniques around their mean estimate. We believe that stochastic modelling provides a distribution against which selected reserves can be assessed for which we show the probability of various outcomes relative to the actuarial mean estimate. Stochastic modelling provides a range of potential outcomes as reserve movements will be caused by any number of factors, and as such it is unlikely that only one factor will change in a given period; stochastic modelling techniques will reflect the impact from many factors. The output from the stochastic modelling is more meaningful at a segmental level and is therefore not provided at a line of business level. We show in the following table, the 10th percentile, 25th percentile, actuarial mean estimate, 75th percentile and 90th percentile together with the actual percentile that the selected loss reserves represent.

	As at December 31, 2008
	Management's
	Selected
	Reserve	Percentile	10th	25th	Mean	75th	90th
Gross Reserves	($ in millions)	(%)	($ in millions)
Property Reinsurance	$488.5	65%	$352.8	$400.2	$466.9	$517.7	$579.7
Casualty Reinsurance	1,311.1	76%	930.5	1,034.1	1,181.2	1,299.1	1,433.6
International Insurance	1,117.4	66%	804.6	905.8	1,076.1	1,180.2	1,361.0
U.S. Insurance	153.3	68%	87.3	106.1	132.9	166.5	201.0
Potential Variation	—	70%	357.2	200.5	—	(182.9)	(382.7)

Total Gross Losses and Loss Expense Reserves	$3,070.3	83%	$2,532.4	$2,646.7	$2,857.1	$2,980.6	$3,192.6

The 10th percentile represents a 1 in 10 chance that, for example, the property reinsurance reserves will be at or lower than $352.8 million. The 90th percentile represents a 1 in 10 chance that reserves will be at or greater than $579.7 million. The potential variation reflects the fact that not all the segments are perfectly correlated; that is, we would not expect all lines of business to run off better than or worse than the mean at the same time.
If the ultimate liabilities equate to the mean actuarial estimate, then the impact from the change in loss reserves would be to increase net income before tax by $213.2 million (being the difference above between the selected loss reserves of $3,070.3 million and the mean value of $2,857.1 million), although the impact of such a change is unlikely to be recognized in one calendar year due to the diversification across business lines and years.
Conversely if the ultimate liabilities equate to the estimated 90th percentile, then the impact from the change in loss reserves would be to reduce net income before tax by $122.3 million (being the difference above between the selected loss reserves of $3,070.3 million and the 90th percentile value of $3,192.6 million), although the impact of such a change is unlikely to be recognized in one calendar year due to the diversification across business lines and years.
Changes in loss reserve estimates would not have an immediate effect on the Company’s liquidity as settlement of insurance liabilities typically can take a number of years. However, please see Item 7, “Management’s Discussion and Analysis – Liquidity” for a discussion of liquidity risks.
There are specific areas of our selected reserves which have additional uncertainty associated with them. In the property reinsurance segment there is still the potential for adverse development from litigation associated with Hurricane Katrina. In the casualty reinsurance segment, there are additional uncertainties associated with claims emanating from the global financial crisis and the collapse of the Madoff investment funds. There is also a potential for new areas of claims to emerge as underlying this segment are many long-tail lines of business. In the international insurance segment, we wrote a book of financial institutions risks which have a number of notifications relating to the financial crisis in 2008 and 2009. In the U.S. insurance segment a specific area of uncertainty relates to a book of New York Contractor business. In each case, management believe that they have selected an appropriate best estimate based on current information and current analyses.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Total cash and investments, page 116
3.	Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.
In response to the Staff’s comment, we intend to add the narrative and tables below in our forthcoming Annual report on Form 10-K for the year ended December 31, 2009, which show those debt securities that are guaranteed by mono-line insurers (“Wrapped Credit” disclosure) and those that have explicit government guarantees.
Below is our proposed 2009 10-K disclosure, based on information extracted from our investment portfolios at December 31, 2008 (and our 2009 10-K will include the relevant data).
“The following table presents the breakdown of investments which are guaranteed by mono-line insurers (“Wrapped Credit” disclosure) and those that have explicit government guarantees. The standalone rating is determined as the senior unsecured debt rating of the issuer. Where the credit ratings were split between the three main rating agencies (Standard and Poor’s, Moody’s, and Fitch), the lowest rating was used.

As at December 31, 2009			As at December 31, 2008
Rating With	Rating without	Market	Rating With	Rating without
Guarantee	Guarantee	Value	Guarantee	Guarantee	Market Value
		($ in millions)
			AAA	AAA	$103.6
				AA+	7.0
				AA	1.3
				AA-	3.1
				A+	71.0
				A	10.2
				A-	—
				BBB+	—
			AA+	AA+	—
			BBB-	BBB-	0.1

					$196.3

Our exposure to mono-line insurers was limited to X municipal holdings (2008:2 holdings) as at December 31, 2009 with a market value of $X.X million (2008: $7.1 million). Our exposure to other third-party guaranteed debt is primarily to investments backed by the Federal Depository Insurance Corporation (FDIC) and non-U.S. government guaranteed issuers.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Valuation of investments, page 117
4.	You state in Note 2c to your financial statements that you use a third party pricing service to price a significant portion of your securities. Please revise your disclosure to clarify the following:
a.	Whether you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;

b.	Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;

c.	The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

d.	Whether the broker quotes are binding or non-binding; and

e.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
In response to the Staff’s specific comment, we note that the following procedures are in place in response to the questions detailed above:
a. Prices obtained from brokers and pricing services are not adjusted by us; however, prices provided by a broker or pricing service in certain instances may be challenged based on market or information available from internal sources, including those available to our third party investment accounting service provider. Subsequent to any challenge, revisions made by the broker or pricing service to the quotes are supplied to our investment accounting service provider.
b. Prices are provided by independent third parties to value securities. These prices are obtained from pricing services, index providers, or broker-dealers. A hierarchy is maintained to prioritize the pricing vendors, broker-dealers, fund accountants, and fair value recommendations where multiple pricing services are used for the same security. Vendor reviews are performed as necessary to understand any material changes in their valuation methodologies or operational processes.

At December 31, 2008, we obtained an average of 2.8 quotes per investment. Pricing sources used in pricing the Company’s fixed income investments at December 31, 2008 were as follows:

Twelve Months
Ended
December 31,
2008
Index providers	83.8%
Pricing services	10.8%
Broker-dealers	5.4%

Total	100.0%

c. Generally, prices for securities traded in liquid and transparent markets (e.g., treasuries) are provided by pricing services or index providers. For securities whose prices are not available through pricing services or index providers, prices and/or spreads are obtained from other sources (e.g., broker-dealers or desktop vendors). Fixed income instruments are valued by broker-dealers, pricing services or index providers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments such as yield to maturity, dollar prices and spread prices in determining value.
For some markets, the mean of the bid price and ask price may be used. Cash instruments are priced with a matrix pricing system that utilizes market yields and spreads, pricing vendors or amortized cost.
If a security is delisted, bankrupt or unlisted, for example, and a market for that security exists then that market price will be used, however if a market does not exist internal valuation models would be used to determine the fair value of the security.
d. Prices received from brokers are non-binding.
e. To validate the techniques or models used by third party pricing sources, the Company’s review process, in conjunction with the processes completed by the third party accounting service provider, include, but are not limited to:
i)	quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);

ii)	initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and;

iii)	comparison of the fair value estimates to its knowledge of the current market.
For the forthcoming Annual Report on Form 10-K for the year ended December 31, 2009, we propose to include the following additional disclosures in the analyses of our investment portfolio to reflect our procedures, noted above in response to the Staff’s comments:
“Fair Value Determination. The Company uses quoted values and other data provided by internationally recognized independent pricing sources as inputs into its process for determining the fair value of its fixed income investments. Where multiple quotes or prices are obtained, a price source hierarchy is maintained in order to determine which price source provides the fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy prioritizes pricing services based on availability and reliability and assigns the highest priority to index providers.
Pricing Services and Index Providers. Pricing services provide pricing for less complex, liquid securities based on market quotations in active markets. For securities that do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include: reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities.
Broker-Dealers. For the most part, the Company obtains quotes directly from broker-dealers who are active in the corresponding markets when prices are unavailable from independent pricing services or index providers. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance on newly issued securities. They may also establish pricing through observing secondary trading of similar securities. Quotes from broker-dealers are non-binding.
To validate the techniques or models used by third party pricing sources, the Company’s review process, in conjunction with the processes completed by the third party accounting service provider, include, but are not limited to:
i)	quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);

ii)	initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and;

iii)	comparison of the fair value estimates to its knowledge of the current market.
Prices obtained from brokers and pricing services are not adjusted by us; however, prices provided by a broker or pricing service in certain instances may be challenged based on market or information available from internal sources, including those available to our third party investment accounting service provider. Subsequent to any challenge, revisions made by the broker or pricing service to the quotes are supplied to our investment accounting service provider.
At December 31, 2009, we obtained an average of X.X quotes per investment, compared to 2.8 quotes at December 31, 2008. Pricing sources used in pricing the Company’s fixed income investments at December 31, 2009 and December 31, 2008, respectively, were as follows:”

	Twelve	Twelve
	Months	Months
	Ended	Ended
	December	December 31,
	31, 2009	2008
Index providers.		83.8%
Pricing services		10.8%
Broker-dealers		5.4%

Total	100.0%	100.0%”

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 11. Income Taxes, page F-34
5.	Your income tax reconciliation on page F-35 indicates that the prior period adjustment represents approximately 24% of your tax provision for 2007. Please revise your disclosure here or in MD&A to explain why you recorded such a significant income tax benefit related to prior periods in 2007.
In response to the Staff’s comment, we plan to include the following additional paragraph in our forthcoming Annual Report on Form 10-K for the year ended December 31, 2009 in order to provide additional information on the tax adjustment.
“Prior year taxation adjustment
Income tax returns for our U.S. and U.K. operating subsidiaries are filed with the U.S. and U.K. tax authorities after the submission date of our Annual Report on Form 10-K. The time delay between submission of the Form 10-K and the finalization of tax returns does result in differences between the estimated tax provision included in the Form 10-K and the final tax charge levied. For the year ended December 31, 2006, Aspen reported an income tax expense of $92.3 million. At the time of filing there was uncertainty on the deductibility of interest on inter–company debt and in the method of calculation for section 107 Finance Act 2000 of the U.K. tax legislation and we therefore estimated the provision based on the uncertain outcome of these issues. The completion of the tax returns for the 2006 calendar year resulted in a net liability which was $20.5 million less than the total tax provision and the over accrual was released in the 12 months ended December 31, 2007. The over accrual was due to the final tax liability being reduced by a number of factors including agreement with the U.K. tax authorities as to the amount of tax deductible for interest on inter-company debt ($7.8 million), reduced liabilities under the U.K. section 107 Finance Act 2000 tax legislation ($3.6 million) and liabilities for long term incentive plans ($2.0 million).”
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 139
6.	The Compensation Discussion and Analysis does not disclose the business performance plans used to determine changes in base salaries. In addition, the Compensation Discussion and Analysis does not disclose objectives established at the NEO’s annual performance review used to assess each individual’s contribution. Please provide us with draft disclosure for your Form 10-K for your fiscal year ending December 31, 2009, which describes the business performance plans and any other goals or objectives used to determine changes in your NEO’s base salaries and annual cash bonuses. Please also confirm that in your Form 10-K for your fiscal year ending December 31, 2009 you will discuss the achievement of the goals and how the level of achievement will affect base salaries and the actual bonuses to be paid. To the extent that the objectives are quantified, the discussion should also be quantified.
As the Compensation Committee of the Company has not yet determined the compensation for our 2009 named executive officers, we are not able to provide in this letter draft disclosure for our Form 10-K for the fiscal year ending December 31, 2009. In the response below, we have provided supplemental disclosure for the 2008 named executive officers for their 2008 compensation and we will provide disclosure that is similar to what is set forth below in our 2009 Compensation Discussion and Analysis for the 2009 named executive officers. We confirm that in our 2009 Form 10-K we will discuss the achievement of the goals and how the level of achievement will affect base salaries and the actual bonuses to be paid.

In the “Base Salary” subsection of the “Cash Compensation” section of our 2008 Compensation Discussion and Analysis, we described individual executives’ achievements noted in their annual salary reviews. We would revise the “Base Salary” subsection by replacing the fourth paragraph of that subsection (located on page 142 of our Form 10-K for the year ending December 31, 2008) with the following paragraph. We propose to provide 2009 Form 10-K disclosure on the same basis.
“Base salary is normally a fixed amount determined on the basis of market comparisons and the experience of each employee initially at the point of employment and thereafter at each subsequent annual review date. The annual salary review process is governed by an overall budget related to market conditions in the relevant employment markets (globally) and by broader economic considerations. Our annual salary review process is not intended to be solely a “cost of living” increase or a contractual entitlement to salary increases. Within this overall governing budget, individual salary reviews are discretionary, and take into account the performance of the individual as well as market competitiveness by individual and internal equity. We believe that this approach mitigates the risk associated with linking salary increases to short-term outcomes. In the last three years, the overall budget for salary increases averaged 4% per annum.”
In respect of cash bonuses, we would provide the following additional disclosure, which would be inserted in our 2008 Compensation Discussion and Analysis at the end of the “Annual Cash Bonuses” subsection of the “Cash Compensation” section (located on page 144 of our Form 10-K for the year ending December 31, 2008). We propose to provide 2009 Form 10-K disclosure on the same basis.
“Individual contributions to our corporate goals are taken into consideration through our annual appraisal process, whereby at the outset of each year, objectives are established and achievement of these goals is assessed at the end of each performance year.
The 2008 objectives for Chris O’Kane, our CEO, were:
1.	Achieve the 2008 business plan, while maintaining underwriting discipline in a softening market;

2.	Deliver strategic initiatives, such as assessment and growth of our excess and surplus lines business and other opportunities in the US markets, including admitted capability;

3.	Continue to develop a clear vision and strategy for the Company for the next three years, including entry into Lloyd’s;

4.	Examine and close, if in the interests of Aspen shareholders, one or more acquisitions within the Company’s strategic plan if such acquisitions make sense in terms of enterprise value creation, manageable execution risk and “fit” with Aspen’s strategic goals and risk appetite;

5.	Deliver the management development plans for the senior executive team as discussed with the Board of Directors; and

6.	Further strengthen risk management by evaluating the applicability of quantitative enterprise risk management use as well as broadening the analysis of strategic risk.
Set forth below is an explanation of the individual objectives established in 2008 for purposes of determining 2008 bonuses for our other NEOs.
The 2008 objectives for Richard Houghton, our CFO, included a focus on opportunities to optimise tactical and strategic balance sheet capital initiatives. Also taken into consideration was the fact that Mr. Houghton led a program of transformation for the Finance Function, focusing on people and systems to enable the finance function to improve financial systems and output to support stakeholders.

The 2008 objectives for Julian Cusack, our COO, included the further development of the Group’s enterprise risk management function. In addition, Mr. Cusack was tasked with working jointly with our CEO, CFO and Head of Strategy to review, articulate and promote the Group’s business strategy. Mr. Cusack also was responsible for successful operational and organisational reviews in respect of effectiveness and efficiency in our Actuarial, Legal and Risk Management functions.
The 2008 objectives for Brian Boornazian, President, Aspen Re and President, Aspen Re America, included achieving a consistent underwriting approach across all reinsurance lines, assessment of the organizational structure for the casualty reinsurance segment, increased marketing efforts with key property and casualty clients, the use of underwriting expertise with external constituents and the delivery of the 2008 business plans for the property and casualty reinsurance segments. The achievement of the 2008 business plan included qualitative elements and took into account risk data, such as compliance, underwriting quality reviews and internal audit reviews.
The 2008 objectives for James Few, Managing Director, Aspen Re, included the delivery of the 2008 business plan for the property reinsurance segment, which objectives include various elements relating to the performance of that segment. For example, his objectives included effective management of his team, enhanced marketing efforts with key clients, improvement of operational efficiencies and management of the property reinsurance portfolio to achieve optimal distribution of allocated aggregate capacity. In addition, Mr. Few was responsible for enhancing the risk management capability within property reinsurance in Bermuda and for the ongoing development of capability within the global property reinsurance team, including establishing new lines and teams in Singapore and Zurich.
Due to the potentially significant external factors impacting our business, where for example our business plan may be reforecast quarterly, any quantitative measures indicated in an individual’s objectives may be adapted after the fact to reflect changes in circumstances. These revisions may occur more than once throughout the year, and the revised plan would be used in the executives’ assessment at year-end instead of the quantification, if any, set out at the beginning of the year. We take this approach in order to ensure that our goals remain fair, relevant and responsive to the complex and dynamic nature of our business and relative to market conditions. In 2008 in particular, our annual business plan was updated, and as a result some of our NEOs’ goals and objectives were adapted mid-year in response to Hurricane Ike, the third costliest hurricane in history, and the impact of the credit crisis on the financial markets. The appraisal assesses the performance of each employee by reference to a range of objectives and expected behavioral competencies with no formulaic calculation based on revenue or quantitative targets impacting bonus or salary decisions.
The funding of any available aggregate bonus pool is primarily formulaic (in 2008 the formula provided for between 6%-7% of net income for expected levels of ROE performance), although the Compensation Committee may exercise its discretion to fund or limit funding of the pool. Once the bonus pool is established, underwriting and functional teams are allocated portions of the bonus pool based on their team performance. Individuals are allocated portions of the bonus pool based on their individual contribution to the business and their compliance with the Company’s governance, risk and control requirements.”
Item 6. Exhibits, page 71
7.	We note that the Letter of Credit Facility between Aspen Insurance Limited and Citibank Europe Plc, dated April 29, 2009, which was filed as an exhibit to the Form 8-K filed on May 4, 2009, was not listed in the exhibit index for the Form 10-Q for the quarter ended June 30, 2009. Please confirm that such exhibit will be listed in the exhibit index for your next report on Form 10-K for the fiscal year ended December 31, 2009. Also, please acknowledge that future material agreements executed or becoming effective during the reporting period reflected by a Form 10-Q or Form 10-K will be listed in the exhibit index for that report.
We can confirm that the Letter of Credit Facility between Aspen Insurance Limited and Citibank Europe Plc, dated April 29, 2009, which was filed as an exhibit to the Form 8-K filed on May 4, 2009, will be listed in the exhibit index for our next Annual Report on Form 10-K for the fiscal year ended December 31, 2009. We can also confirm that future material agreements executed or becoming effective during the reporting period reflected by a Form 10-Q or Form 10-K will be listed in the exhibit index for that report.
In response to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 011-44-207-184-8212, Michael Groll of Dewey & LeBoeuf at 1-212-259-8616 or Joe Ferraro of Dewey & LeBoeuf at 011-44-207-459-5125.
Yours sincerely,
/s/ Richard Houghton
Richard Houghton
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:	Jim Peklenk U.S. Securities and Exchange Commission Scott Kirk Michael Cain Patricia Roufca Aspen Insurance Holdings Limited

Tony Hulse Philip Smart KPMG Audit Plc

Michael Groll Joseph Ferraro Dewey & LeBoeuf